Dear Shareholder:

2011 was a year of great challenges and new achievements for our Bank, all set against a backdrop of continued regional economic adversity and regulatory mandates. At a time when financial regulations and economic realities pushed many organizations into positions of weakness, even into closure, Intermountain Community Bancorp took the steps necessary to revitalize its balance sheet, diminish risk, analyze and streamline operating costs and renew its community commitment. Our Bank’s focus and position have not gone unnoticed. In a tight investment market, the company has attracted additional capital from legacy shareholders and institutional investors, demonstrating its value and strength. I am pleased to announce that our Bank is now one of the best-capitalized financial institutions in the region.

The Road to Recovery

The efforts of our Bank have been intently focused on stabilization, compliance and managing for the future. It is gratifying to have come through difficult times with a strengthened balance sheet and ample funds to lend to our communities. Two years of hard work has paid off with improved overall asset quality and implementation of a strategic plan that streamlines operations for reduced costs and greater effectiveness. These factors, combined with increased non-interest income and lower loan loss expenses, returned the Bank to profitability in the 4th quarter of 2011. While our bottom line continued to feel the pressures of ongoing regional hardships, the year’s net loss of $1.8 million is a significant improvement over the prior two years. By the fourth quarter of 2011, the Bank was able to report a quarterly net profit of $907,000, further reflecting the upward trend.

At the end of the year, deposits totaled $729 million, 95% of which are from our local customers, and during 2011 we extended $235 million in new or renewed credit to our local and regional clients, reflecting our commitment to keeping our communities strong. We experienced a 7.5 % increase in debit card transactions, a 7% increase in visits to our website, and a 107% jump in the number of mobile banking users -- a glimpse into the future of retail banking.

Still Powered by Community

Our banking mission has always been intrinsically tied to our communities. Through Powered by Community last year, our Bank contributed $352,000 to community causes as well as 6,323 volunteer hours at organizations such as our local Food Banks and Animal Shelters, Think Pink! for the Cure, Rising Stars Therapeutic Riding Center, Vanessa Behan Crisis Nursery, and through service organizations like our wonderful Optimist and Rotary Clubs. It is particularly satisfying to have been recognized as a Governor’s Shining Star for volunteerism and an Integrity Counts! Honoree by the Better Business Bureau during an era when the financial industry overall has suffered so many blows to its credibility. Going forward, we anticipate that Powered by Community will play an even greater role in grassroots economic recovery with a focus on business growth and job creation.

New Capital Investment

In early 2012, the Bank announced that it would receive a private capital investment of $47.3 million. This is the culmination of many months of work, and we are determined that these funds will allow us to continue to deepen our investment in our communities. We are also very pleased to welcome three new investors to our Bank’s Board, enriching our leadership with their broad perspectives and experience.

We look forward to the coming year with cautious optimism. While the economy is showing signs of stabilization both in the US and abroad, our region lags behind the curve of overall improvement. The impact of regulatory changes in the wake of financial reform and their cost to community banks continues to demand our attention and resources. Nevertheless, the Bank remains robust and focused. Ultimately, our success results from our commitment to our customers, the strength of our corporate culture, and the dedication of our employees.

On behalf of our talented staff, dedicated Board of Directors and the IMCB leadership team, we thank you for your ongoing trust and support.

Sincerely,

Curt Hecker
President and Chief Executive Officer